Exhibit 21

Subsidiaries

(1)	Intelligent Business Systems Group, Inc.;

(2)	Secure Blue, Inc.(Secure Blue)

(3)	Intelligent Business Systems Development (IBSD)

(4)	IBSGI UK, LTD (formally A-Division),